                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              ------------------

                                   FORM 11-K


(Mark One)

         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended  December 31, 1995
                          ----------------------------------

                                       OR

         [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from                 to
                               ----------------  -----------------

Commission file number    0-12640
                      -------------------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       KAYDON CORPORATION EMPLOYEE STOCK
                           OWNERSHIP AND THRIFT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               KAYDON CORPORATION
                          ARBOR SHORELINE OFFICE PARK
                              19345 U.S. 19 NORTH
                              CLEARWATER, FL 34624

                               KAYDON CORPORATION

                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


The following documents are attached hereto as exhibits:



                                                                                     Page
                                                                                     ----
Report of Independent Public Accountants                                               A

Statement of Net Assets Available for Plan Benefits as of
 December 31, 1995                                                                     1

Statement of Net Assets Available for Plan Benefits as of
 December 31, 1994                                                                     2

Statement of Changes in Net Assets Available for Plan Benefits
 for the Year Ended December 31, 1995                                                  3

Statement of Changes in Net Assets Available for Plan Benefits
 for the Year Ended December 31, 1994                                                  4

Notes to Financial Statements                                                         5-8

Schedule I - Item 27a - Schedule of Assets Held for
 Investment Purposes as of December 31, 1995                                           9

Schedule II - Item 27d - Schedule of Reportable Transactions
 for the Year Ended December 31, 1995                                                 10

Consent of Independent Public Accountants                                             11


In accordance with the instruction to this Form 11-K, "plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA") may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA." As the Plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of this plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                         Kaydon Corporation Employee Stock
                                         Ownership and Thrift Plan

Date: June 20, 1996

                                         By: The Plan Administrative Committee
                                             ---------------------------------





                                         By:    Lawrence J. Cawley
                                             ---------------------------------
                                         Lawrence J. Cawley
                                         Chairman and Chief Executive Officer
                                         Plan Administrative Committee

                    Report of Independent Public Accountants



To the Administrative Committee of
the Kaydon Corporation Employee
Stock Ownership and Thrift Plan:

We have audited the accompanying statements of net assets available for plan benefits of the KAYDON CORPORATION EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                      /s/ Arthur Andersen LLP
                                                      --------------------------
                                                          Arthur Andersen LLP

Grand Rapids, Michigan
 May 24, 1996

                               KAYDON CORPORATION

                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                            AS OF DECEMBER 31, 1995

                                                             High            Intermediate
                                                Small       Income            Government    Prime               Income
                                   Common   Capitalization  Equity     Bond   Obligations Obligations Balanced Advantage
                                 Stock Fund      Fund        Fund      Fund      Fund       Fund       Fund      Fund       Total
                                 -----------  ----------  ---------- --------  --------  ----------  --------  --------  -----------
ASSETS:
 Cash                            $       384  $     -     $     -    $   -     $   -     $     -     $   -     $   -     $       384
                                 -----------  ----------  ---------- --------  --------  ----------  --------  --------  -----------
 Investments:
  Kaydon Corporation common
    stock                         12,162,965        -           -        -         -           -         -         -      12,162,965
  Mutual funds                          -      3,064,107   2,575,644  989,318   231,077   1,787,573   525,660      -       9,173,379
  Common collective fund                -           -           -        -         -           -         -      466,225      466,225
                                 -----------  ----------  ---------- --------  --------  ----------  --------  --------  -----------
     Total Investments            12,162,965   3,064,107   2,575,644  989,318   231,077   1,787,573   525,660   466,225   21,802,569
                                 -----------  ----------  ---------- --------  --------  ----------  --------  --------  -----------
 Dividend receivable                  48,993         -          -        -         -           -         -         -          48,993
                                 -----------  ----------  ---------- --------  --------  ----------  --------  --------  -----------

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS                   $12,212,342  $3,064,107  $2,575,644 $989,318  $231,077  $1,787,573  $525,660  $466,225  $21,851,946
                                 ===========  ==========  ========== ========  ========  ==========  ========  ========  ===========

         The accompanying notes are an integral part of this statement.

                               KAYDON CORPORATION

                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                            AS OF DECEMBER 31, 1994


                                                             High            Intermediate
                                                Small       Income            Government    Prime               Income
                                   Common   Capitalization  Equity     Bond   Obligations Obligations Balanced Advantage
                                 Stock Fund      Fund        Fund      Fund      Fund       Fund       Fund      Fund      Total
                                 -----------  ----------  ---------- --------  --------  ----------  --------  -------- -----------
ASSETS:
 Cash                            $   71,276   $     -     $     -    $   -     $   -     $     -     $   -     $   -    $    71,276
                                 ----------   ----------  ---------- --------  --------  ----------  --------  -------- -----------
 Investments:
  Kaydon Corporation common stock 9,805,207         -           -        -         -           -         -         -      9,805,207
  Mutual funds                         -       2,159,136   1,883,271  827,652   497,811   1,314,847   279,729      -      6,962,446
  Common collective fund               -            -           -        -         -           -         -      359,505     359,505
                                 ----------   ----------  ---------- --------  --------  ----------  --------  -------- -----------
     Total Investments            9,805,207    2,159,136   1,883,271  827,652   497,811   1,314,847   279,729   359,505  17,127,158
                                 ----------   ----------  ---------- --------  --------  ----------  --------  -------- -----------
     Total Assets                 9,876,483    2,159,136   1,883,271  827,652   497,811   1,314,847   279,729   359,505  17,198,434



LIABILITIES:
 Accrued administrative expenses     (4,596)        (413)     (1,309)    (157)     (475)     (1,818)     (433)     (300)     (9,501)
                                 ----------   ----------  ---------- --------  --------  ----------  --------  -------- -----------
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS                   $9,871,887   $2,158,723  $1,881,962 $827,495  $497,336  $1,313,029  $279,296  $359,205 $17,188,933
                                 ==========   ==========  ========== ========  ========  ==========  ========  ======== ===========

         The accompanying notes are an integral part of this statement.

                               KAYDON CORPORATION

                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1995


                                                            High            Intermediate
                                               Small       Income            Government    Prime               Income
                                  Common   Capitalization  Equity     Bond   Obligations Obligations Balanced Advantage
                                Stock Fund      Fund        Fund      Fund      Fund       Fund       Fund      Fund      Total
                                -----------  ----------  ---------- --------  --------  ----------  --------  -------- -----------
Contributions:
 Participants                   $   564,634  $  453,464  $  356,760 $ 143,958 $  25,671 $  156,752  $106,690  $ 74,447 $ 1,882,376
                                -----------  ----------  ---------- --------- --------- ----------  --------  -------- -----------

Investment income:
 Interest and dividends             243,115     340,003     120,283    58,956    21,331     74,546    33,984    24,872     917,090
 Net appreciation in current
  value of investments            2,582,139     487,845     402,709    91,965    27,650        -      44,394       -     3,636,702
                                -----------  ----------  ---------- --------- --------- ----------  --------  -------- -----------
                                  2,825,254     827,848     522,992   150,921    48,981     74,546    78,378    24,872   4,553,792
                                -----------  ----------  ---------- --------- --------- ----------  --------  -------- -----------
                                  3,389,888   1,281,312     879,752   294,879    74,652    231,298   185,068    99,319   6,436,168

Benefit payments                   (699,695)   (178,879)   (187,276) (141,969) (108,096)  (355,299)  (27,751)  (38,080) (1,737,045)
Administrative expenses             (21,117)     (3,033)     (3,563)   (1,385)     (842)    (4,273)   (1,068)     (829)    (36,110)
Fund transfers                     (328,621)   (194,016)      4,769    10,298  (231,973)   602,818    90,115    46,610        -
                                -----------  ----------  ---------- --------- --------- ----------  --------  -------- -----------

     Change in net assets
      available for plan
      benefits                    2,340,455     905,384     693,682   161,823  (266,259)   474,544   246,364   107,020   4,663,013

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, beginning of year      9,871,887   2,158,723   1,881,962   827,495   497,336  1,313,029   279,296   359,205  17,188,933
                                -----------  ----------  ---------- --------- --------- ----------  --------  -------- -----------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, end of year          $12,212,342  $3,064,107  $2,575,644 $ 989,318 $ 231,077 $1,787,573  $525,660  $466,225 $21,851,946
                                ===========  ==========  ========== ========= ========= ==========  ========  ======== ===========

         The accompanying notes are an integral part of this statement.

                               KAYDON CORPORATION

                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1994



                                                            High            Intermediate
                                               Small       Income            Government    Prime               Income
                                  Common   Capitalization  Equity     Bond   Obligations Obligations Balanced Advantage
                                Stock Fund      Fund        Fund      Fund      Fund       Fund       Fund      Fund      Total
                                -----------  ----------  ---------- --------  --------  ----------  --------  -------- -----------
Participant contributions       $  510,603   $  339,120  $  377,563 $132,723  $  62,396 $  137,245  $ 79,167  $ 26,177 $ 1,664,994
                                ----------   ----------  ---------- --------  --------- ----------  --------  -------- -----------
Investment income (loss):
 Interest and dividends            163,969      181,954      57,927   49,468     33,029     44,936    10,245     5,711     547,239
 Net appreciation (depreciation)
  in current value of investment 1,312,328      (44,016)   (238,785) (79,140)   (47,557)      -      (14,500)     -        888,330
                                ----------   ----------  ---------- --------  --------- ----------  --------  -------- -----------
                                 1,476,297      137,938    (180,858) (29,672)   (14,528)    44,936    (4,255)    5,711   1,435,569
                                ----------   ----------  ---------- --------  --------- ----------  --------  -------- -----------
                                 1,986,900      477,058     196,705  103,051     47,868    182,181    74,912    31,888   3,100,563

Benefit payments                  (535,118)     (68,749)   (143,633) (90,020)   (39,588)  (149,443)   (7,001)   (4,500) (1,038,052)
Administrative expenses            (20,921)      (1,831)     (5,126)  (1,204)    (2,117)    (6,520)   (1,594)     (810)    (40,123)
Fund transfers                         800      226,550    (248,992)  30,118   (505,470)   (48,612)  212,979   332,627        -
                                ----------   ----------  ---------- --------  --------- ----------  --------  -------- -----------

     Change in net assets
      available for plan         1,431,661      633,028    (201,046)  41,945   (499,307)   (22,394)  279,296   359,205   2,022,388
      benefits

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, beginning of year     8,440,226    1,525,695   2,083,008  785,550    996,643  1,335,423      -         -     15,166,545
                                ----------   ----------  ---------- --------  --------- ----------  --------  -------- -----------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, end of year          $9,871,887   $2,158,723  $1,881,962 $827,495  $ 497,336 $1,313,029  $279,296  $359,205 $17,188,933
                                ==========   ==========  ========== ========  ========= ==========  ========  ======== ===========

         The accompanying notes are an integral part of this statement.

                               KAYDON CORPORATION

                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

                         NOTES TO FINANCIAL STATEMENTS

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

            The financial statements of the Kaydon Corporation Employee Stock
                  Ownership and Thrift Plan (the "Plan") are presented on the accrual basis of accounting. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended. Investments are stated at current value, which is the quoted market price, except for guaranteed investment contracts included in the Income Advantage Fund which are reported at contract value.

            Conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the Plan's financial statements. Actual results may differ from those estimates.

(2)   DESCRIPTION OF THE PLAN

            The following description of the major provisions of the Plan, a defined contribution plan, is provided for general information purposes only. Reference should be made to the Plan document, as amended, for more complete information.

            Eligibility requirements - All employees of Kaydon Corporation and subsidiaries (the "Company" or "Employer"), excluding employees of its Electro-Tec Corporation and foreign subsidiaries, who are 21 years of age and have completed at least 500 hours of service during a six-month period are eligible to participate in the Plan on the January 1st, April 1st, July 1st, and October 1st coincident with or immediately following such six-month period.

            Contributions - Participants may authorize the Employer to make salary deferral contributions on their behalf of not less than 1% nor more than 15% of their compensation, not to exceed the limitations established by the Internal Revenue Code (the "Code"). In addition, the Employer may contribute to the Plan for each plan year an amount approved by the Board of Directors. There were no discretionary employer contributions in 1995 or 1994.

            Vesting - Participants have a nonforfeitable right to their contributions and any earnings thereon. Discretionary employer contributions vest over a seven year period in annual increments ranging from ten to twenty percent.

                               KAYDON CORPORATION

                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)


(2)   DESCRIPTION OF THE PLAN, continued

            A participant who terminates employment due to death, disability or normal retirement shall be 100% vested in their entire discretionary employer contributions.

            Forfeitures - A participant forfeits the unvested portion of their discretionary employer contributions upon five consecutive breaks in service (a single break in service defined as a plan year during which a participant fails to complete 500 hours of service). Forfeited amounts are applied to reduce employer discretionary contributions.

            Investment of participant accounts - Plan participants may direct the investment of their account balances in eight investment options. All but the Common Stock and Income Advantage Funds are part of the Parkstone group of mutual funds.

            The Common Stock Fund invests solely in Kaydon Corporation Common
                  Stock.

            The Small Capitalization Fund invests primarily in a diversified portfolio of common stocks and securities convertible into common stocks of small and medium sized companies.

            The High Income Equity Fund invests primarily in stocks and securities convertible into common stock of all size companies.

            The Bond Fund invests in a portfolio of medium and high-grade debt securities with fixed maturity dates and interest rates.

            The Intermediate Government Obligations Fund invests primarily in
                  U.S. Government securities with remaining maturities of twelve years or less.

            The Prime Obligations Fund invests primarily in short-term obligations issued by the U.S. Government, high quality money market instruments and corporate promissory notes.

            The Balanced Fund invests in common stocks of U.S. companies with market capitalization of $1 billion and greater, bonds of U.S. government agencies, mortgage-related bonds and corporate bonds.

                               KAYDON CORPORATION

                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)


(2)   DESCRIPTION OF THE PLAN, continued

            The Income Advantage Fund invests primarily in guaranteed
                  investment contracts, bank investment contracts and commercial paper.

            Allocation of investment income/loss - Each participant's account is adjusted for investment income or loss. Such adjustment will occur on each valuation date, as defined in the Plan, and will be allocated to each participant's account in proportion to the ratio that the value of each participant's account bears to the total value of the accounts of all participants within the respective fund as of the previous valuation date.

            Payment of benefits - Benefits are paid in the form of a lump-sum payment via distribution of the Company's common stock, cash or a combination thereof, as directed by the participant for those participants who have investments in the common stock fund. Benefits for participants in other funds are paid in cash. The payment date generally will not be later than the 60th day following the end of the plan year in which the participant attains age 65, retires, terminates or dies, as applicable.

            Administrative expenses - Although not required to do so, the
                  Employer paid certain administrative expenses of the Plan during 1995 and 1994. The remaining expenses were paid for out of Plan assets by First of America Bank Corporation (the "Trustee").

            Voting rights - Each participant is entitled to exercise voting rights attributable to the Kaydon Corporation common shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any share for which instructions have not been given by a participant.

            Plan termination - The Employer has the right under the provisions of the Plan to terminate the Plan, although it has not expressed an intent to do so. In the event of the termination of the Plan or a complete discontinuance of contributions to the Plan, each participant shall have a nonforfeitable interest in the entire amount credited to his separate account in the trust fund; and, after providing for the payment of all debts and administrative expenses, the amounts standing to such participants' credit shall be distributed to such participants in accordance with the Plan and the Code.

                               KAYDON CORPORATION

                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)


(3)   TRUST FUND

            A trust fund is maintained by the Trustee for all purposes of the
                  Plan, and the monies and other assets thereof are held, administered, invested and distributed in accordance with its terms, as it may be amended from time to time, for the exclusive benefit of the participants and their beneficiaries.

(4)   TAX STATUS

            During 1994, the Company restated the Plan to meet the requirements of the Tax Reform Act of 1986. The Internal Revenue Service issued a determination letter dated April 4, 1996, stating that the Plan was in accordance with applicable plan design requirements as of that date. The Plan administrator and the Plan's legal counsel believe that the Plan and underlying trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

(5) INVESTMENTS

            The fair market value of investments that represent 5% or more of the Plan's total net assets is as follows as of December 31,:

                                                                     1 9 9 5             1 9 9 4
                                                                   -----------         ----------
                       Common Stock Fund                           $12,162,965         $9,805,207
                       Small Capitalization Fund                     3,064,107          2,159,136
                       High Income Equity Fund                       2,575,644          1,883,271
                       Prime Obligations Fund                        1,787,573          1,314,847

(6)   SUBSEQUENT EVENTS

            Effective January 1, 1996, the Company changed Trustees from First of America Investment Corporation to CG Trust Company. As a result, the Plan assets were transferred into CG Trust Company funds with comparable investment options.

                                                                      SCHEDULE I

                               KAYDON CORPORATION

                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

                                EIN: 13-3186040

                                PLAN NUMBER: 002

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                            AS OF DECEMBER 31, 1995


                                                                                                              Current
Identity of Issuer                  Description of Investment                                Cost               Value
- ------------------                  -------------------------                             -----------        -----------
Mutual Funds:
 *First of America                Parkstone Small Capitalization
  Investment                       Fund, 113,780 units
  Corporation                                                                             $ 2,564,187        $ 3,064,107

 *First of America                Parkstone High Income Equity Fund,
  Investment                       161,381 units
  Corporation                                                                               2,295,573          2,575,644

 *First of America                Parkstone Bond Fund,
  Investment                       99,130 units
  Corporation                                                                                 982,703            989,318

 *First of America                Parkstone Intermediate
  Investment                       Government Obligations Fund,
  Corporation                      23,039 units                                               236,264            231,077

 *First of America                Parkstone Prime Obligations Fund,
  Investment                       1,787,573 units
  Corporation                                                                               1,787,573          1,787,573

 *First of America                Parkstone Balanced Fund,
  Investment                       41,919 units
  Corporation                                                                                 499,518            525,660
                                                                                          -----------        -----------
                                                                                            8,365,818          9,173,379
                                                                                          -----------        -----------
Common Stock:
 *Kaydon Corporation              Common Stock Fund, 400,427 shares                         5,797,022         12,162,965
                                                                                          -----------        -----------
Common Collective
 Fund:
  Lasalle National                Income Advantage Fund,
   Trust                           466,225 units                                              466,225            466,225
                                                                                          -----------        -----------
                                                                                          $14,629,065        $21,802,569
                                                                                          ===========        ===========

                        * Represents a party-in-interest

                                                                     SCHEDULE II
                               KAYDON CORPORATION

                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

                                EIN: 13-3186040

                                PLAN NUMBER: 002

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1995


                                                Purchases                            Sales or Maturities
                                       ---------------------------    -------------------------------------------------
Identity of Issuer and                  Number of        Purchase       Number of                  Cost of
Description of Investment              Transactions        Price      Transactions    Proceeds      Asset      Net Gain
- -------------------------              ------------     ----------    ------------   ----------   --------     --------
*Kaydon Corporation:
  Common Stock                               84         $1,416,854        78         $1,641,235   $961,452     $679,783

*First of America
  Investment Corporation:
   Parkstone Small Capitalization
    Fund                                    102          1,271,922        64            854,796    630,025      224,771
   Parkstone High Income Equity
    Fund                                    100            854,908        66            565,244    547,787       17,457
   Parkstone Prime Obligations
    Fund                                     95          1,119,261        62            646,535    646,535         -


* Represents a party-in-interest

    NOTE: This schedule was prepared in accordance with the regulations of the Employee Retirement Income Security Act of 1974 to report all transactions involving securities of the same issue which, in aggregate, exceed 5% of the net assets of the Plan at the beginning of the period.

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


To Kaydon Corporation:

         As independent public accountants, we hereby consent to the incorporation of our report dated May 24, 1996, included in this Form 11-K, into the Company's previously filed S-8 Registration Statement Numbers 2-89399, 2-92778, 33-48762, 33-61646 and 33-61648.

/s/ Arthur Andersen LLP
- -------------------------
ARTHUR ANDERSEN LLP

Grand Rapids, Michigan

June 20, 1996